UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K104

(CUSIP Number)

IE Limited

7th Floor, Revesant Building

6 Bongeunsa-ro 86-gil, Gangnam-gu

Seoul, Korea

Attn: David In Geun Woo

Tel: +82-2-556-7115

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337K104

1.	Names of Reporting Person: IE Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Korea
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 12,500,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 12,500,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 18.45%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 88337K104

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to ordinary shares, each with par value US$0.01 of The9 Limited (the “Issuer”). The principal executive offices of the Issuer are located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by IE Limited (the “Reporting Person” or “IE”).

(b)	Residence or Business Address:

The business address for IE is 7th Floor, Revesant Building, 6 Bongeunsa-ro 86-gil, Gangnam-gu, Seoul, Korea.

(c)	Present Principal Occupation or Employment:

IE is a company incorporated under the laws of Korea with shares listed on the Korean Securities Dealers Automated Quotations of the Korea Exchange under stock code 023430.

(d)	Criminal Convictions:

During the last five years, neither the Reporting Person, or to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, neither the Reporting Person, or to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total consideration for the ordinary shares acquired by IE in the transaction is US$15.0 million, or US$1.2 per share. IE will pay for the consideration with a 14.55% equity interest in its wholly owned subsidiary, Smartposting Co., Ltd. (“Smartposting”), which operates Smartposting, an online marketing platform in Korea.

Item 4 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 88337K104

ITEM 4.	PURPOSE OF TRANSACTION

On June 15, 2017, the Issuer entered into a definitive agreement with IE for the issuance and sale of 12,500,000 ordinary shares of the Issuer, each with par value US$0.01, to IE for a total consideration of US$15.0 million, or US$1.2 per share. IE will pay for the consideration with a 14.55% equity interest in its wholly owned subsidiary, Smartposting. The transaction closed on July 6, 2017. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement between the parties, dated June 15, 2017, a copy of which are filed as Exhibit 4.1 which are incorporated herein by reference in its entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

IE may be deemed to beneficially own 12,500,000 of the Issuer’s ordinary shares, which represents in the aggregate approximately 18.45% of the ordinary shares deemed outstanding, under Rule 13d-3 pursuant to the terms of the Share Purchase Agreement described in Item 4 of this Schedule 13D, and has sole voting power and sole dispositive power with respect to such shares.

(b)	Power to Vote and Dispose of the Issuer Shares:

IE has the sole power to vote and dispose of the shares of the Issuer.

(c)	Transactions Effected During the Past 60 Days:

IE has not effected any transactions in the ordinary shares of the Issuer during the past 60 days, other than as described in this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 of this Schedule 13D is incorporate herein by reference

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

4.1	Share Purchase Agreement by and between IE limited and The9 Limited, dated June 15, 2017.*

*	Filed herewith.

CUSIP No. 88337K104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2017

IE Limited

By:	/s/ David In Geun Woo
Name:	David In Geun Woo
Title:	Chief Financial Officer